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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934*


                         SCIENTIFIC LEARNING CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   808760 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                       Vice President and General Counsel
                         E.M. Warburg, Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                              Peter H. Jakes, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  March 9, 2001
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 18 pages

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 808760 10 2                                         Page 2 of 18 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus Ventures, L.P.                    I.R.S. #13-3784037
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC (See Item 3 for description of consideration)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                5,153,304

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       0
BENEFICIALLY
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                5,153,304

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                0

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,153,304

----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            40.2%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 808760 10 2                                         Page 3 of 18 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC (See Item 3 for description of consideration)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       5,153,304
BENEFICIALLY
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,153,304

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,153,304

----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            40.2%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN

----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         ------------------
CUSIP No. 808760 10 2                                         Page 4 of 18 Pages
---------------------                                         ------------------

----------- --------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           E.M. Warburg, Pincus & Co., LLC                    I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4      SOURCE OF FUNDS (See Instructions)

           WC (See Item 3 for description of consideration)
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                               [ ]

----------- --------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           New York

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0

                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
 NUMBER OF
   SHARES                       5,153,304
BENEFICIALLY
OWNED BY EACH         --------- ------------------------------------------------
  REPORTING              9      SOLE DISPOSITIVE POWER
 PERSON WITH
                                0

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,153,304

---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,153,304

----------- --------------------------------------------------------------------
   12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]

----------- --------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           40.2%

---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO

---------- ---------------------------------------------------------------------

     This Schedule 13D is being filed on behalf of Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"), Warburg, Pincus & Co., a New York general partnership ("WP") and E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW" and, together with WPV and WP, the "Reporting Entities"). This Schedule 13D relates to the Common Stock, par value $0.001, of Scientific Learning Corporation, a corporation organized under Delaware law (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the Common Stock of the Company, par value $0.001 per share.

Item 1. Security and Issuer.

     This statement on Schedule 13D relates to the Common Stock and is being filed within 10 days after an indirect acquisition of the Common Stock pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Company is 1995 University Avenue, Suite 400, Berkeley, California 94704.

Item 2. Identity and Background.

     (a) This statement is filed by the Reporting Entities. The sole general partner of WPV is WP. EMW manages WPV. Lionel I. Pincus is the managing partner of WP and the managing member of EMW and may be deemed to control WP, WPV and EMW. Lionel I. Pincus himself disclaims any beneficial ownership of the Common Stock that is reported herein as beneficially owned by the Reporting Entities. The general partners of WP and the members of EMW are described in Schedule I hereto.


                               Page 5 of 18 Pages

     (b) The address of the principal business and principal office of WPV, WP, EMW and those persons listed on Schedule I hereto is 466 Lexington Avenue, New York, New York 10017.

     (c) The principal business of WP is acting as general partner of Warburg, Pincus International Partners, L.P., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., WPV, Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of EMW is acting as manager of Warburg, Pincus International Partners, L.P., Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Ventures International, L.P., WPV, Warburg, Pincus Investors, L.P. and Warburg, Pincus Capital Company, L.P. The principal business of WPV is that of a partnership engaged in making venture capital and related investments.

     (d) None of the Reporting Entities, nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Entities nor, to the best of their knowledge, any of the directors, executive officers, control persons, general partners or members referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 6 of 18 Pages

     (f) Except as otherwise indicated on Schedule I hereto, each of the individuals referred to in paragraph (a) above is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

     Pursuant to an Agreement to Issue Warrant and Grant of Security Interest, dated as of March 9, 2001, between the Company and WPV, Inc., a Delaware corporation and a wholly owned subsidiary of WPV (such agreement, the "Agreement to Issue Warrant and Grant of Security Interest"), WPV, Inc. received a warrant to acquire 1,375,000 shares of the Common Stock at a price of $8.00 per share (the "Warrant") in exchange for consideration in the form of an unlimited guaranty delivered by WPV, Inc. (the "Guaranty") of a $15,000,000 revolving line of credit issued by Fleet National Bank (the "Bank") in favor of the Company and the issuance by The Chase Manhattan Bank USA, N.A. of a letter of credit for the benefit of the Bank on the account of WPV, Inc. The Warrant is immediately exercisable and expires on March 9, 2008. With effect as of March 9, 2001, WPV, Inc. distributed the Warrant to WPV as a dividend.

     Prior to the Company's initial public offering of the Common Stock in July 1999, WPV held 3,544,972 shares of the Common Stock directly and held immediately exercisable warrants to acquire 116,666 shares of the Common Stock at a price of $6.00 per share. These warrants were acquired in transactions involving first the issuance of an unlimited guaranty delivered by WPV with respect to a prior revolving line of credit for the Company and subsequently the loan by WPV of funds to the Company. Both of these prior financings have been repaid in full.


                               Page 7 of 18 Pages

     The remainder of the shares of Common Stock held by WPV were acquired either in open market purchases or privately negotiated transactions involving less than 2% of the outstanding shares of Common Stock.

     All of the funds required to acquire the warrants and shares of Common Stock held by WPV were obtained from the working capital of WPV.

Item 4. Purpose of Transaction.

     The acquisition by WPV of the Warrant was effected because of the Reporting Entities' belief that the transaction and the Common Stock underlying the Warrant represent an attractive investment. Prior acquisitions of the Common Stock and warrants of the Company were made on the basis of similar beliefs. The Reporting Entities may from time to time acquire additional shares of Common Stock or engage in discussions with the Company concerning further acquisitions of shares of Common Stock, warrants to acquire shares of Common Stock, or further investments by them in the Company. The Reporting Entities intend to review their investment in the Company on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the Reporting Entities, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company.

     Except as set forth above in this statement, none of the Reporting Entities nor, to the best of their knowledge, any person listed in Schedule I hereto, has any plans or


                               Page 8 of 18 Pages
proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, By-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or
(j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

     (a) As of March 9, 2001 WPV beneficially owned 5,153,304 shares of the Common Stock. By reason of their respective relationships with WPV, each of the Reporting Entities may be deemed under Rule 13d-3 of the Exchange Act to own beneficially all of the shares of the Common Stock that WPV beneficially owns.

     The 5,153,304 Shares of the Common Stock represented approximately 40.2% of the outstanding Common Stock, based on: (i) the 11,336,278 shares of Common Stock


                               Page 9 of 18 Pages
outstanding as of September 30, 2000, as represented by the Company in its Form 10-Q for the quarter ended September 30, 2000; and (ii) the immediately exercisable warrants to acquire 1,491,666 shares of the Common Stock held by WPV as of March 9, 2001.

     (b) WPV has, and WP and EMW, by virtue of their control position with respect to WPV, may be deemed to have, the sole power to vote or to direct the vote and to dispose or to direct the disposition with respect to the 5,153,304 shares of Common Stock beneficially owned by WPV. By virtue of its ownership position in WPV, WP may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition with respect to the 5,153,304 shares of Common Stock beneficially owned by WPV.

     (c) In addition to the acquisition of the Warrant, during the last sixty days the following two transactions were the only transactions involving the Common Stock effected by the Reporting Entities or by any of the persons set forth on Schedules I and II hereto.

     In a privately negotiated transaction, pursuant to an agreement executed on February 26, 2001 WPV agreed to purchase 50,000 shares of the Common Stock at a price of $4.84 per share from Dr. Paula Tallal, a member of the Company's Board of Directors. The acquisition of shares of Common Stock from Dr. Tallal closed on March 15, 2001 and the funds used in this acquisition came from working capital of WPV. In a separate and independent privately negotiated transaction, pursuant to an agreement executed on February 23, 2001 WPV agreed to purchase 50,000 shares of the Common Stock from Dr. William M. Jenkins, the Company's Senior Vice President, Product


                              Page 10 of 18 Pages

Development, at a price of $4.56 per share. WPV expects that the acquisition of the shares of Common Stock from Dr. Jenkins will close in the near future and expects to use funds from working capital for payment of the purchase price.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     By virtue of the relationships among the Reporting Entities as described in
Item 2, the Reporting Entities may be deemed to be a "group" under the Federal securities laws. Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Entities have entered into an agreement, attached hereto as
Exhibit 1, with respect to the joint filing of this statement and any amendment or amendments hereto.

     The Agreement to Issue Warrant and Grant of Security Interest was entered into on March 9, 2001 and is described herein in Item 3. The summary of the Agreement to Issue Warrant and Grant of Security Interest contained in this
Schedule 13D is qualified in its entirety by reference to the Agreement to Issue Warrant and Grant of Security Interest, which is incorporated herein by reference to Exhibit 99.2 to the Company's Form 8-K, filed with the Securities and Exchange Commission (the "Commission") on March 12, 2001.


                              Page 11 of 18 Pages

     Pursuant to the terms of an Amended and Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of December 30, 1998, among the Company, WPV and certain other shareholders of the Company, as amended by an Amendment No. 1 to the Registration Rights Agreement, effective as of March 9, 2001, by and among the Company WPV and WPV, Inc. (the "Registration Rights Agreement Amendment"), the Company has agreed, among other things, to provide WPV and certain other shareholders with demand and piggyback registration rights with respect to certain shares of the Common Stock and certain securities of the Company convertible into shares of the Common Stock. Pursuant to the Registration Rights Agreement, WPV and the other shareholders party thereto have agreed to be bound by certain restrictions on the transfer of shares of the Common Stock and certain other securities of the Company. The Registration Rights Agreement was amended in connection with the acquisition of the Warrant to provide registration rights with respect to all of the shares of the Common Stock issuable upon exercise of the warrants then held by WPV and WPV, Inc. and up to an additional 1,000,000 shares of Common Stock that WPV, WPV, Inc. or any of their affiliates may in the future acquire from the Company or in the open market. The foregoing summary of the Registration Rights Agreement and the Registration Rights Agreement Amendment is qualified in its entirety by reference to the Registration Rights Agreement, which is incorporated herein by reference to Exhibit 4.2 to the Company's Form 10-K for the fiscal year ended December 31, 1999, filed with the Commission on March 23, 2000, and by reference to the Registration Rights Agreement Amendment, which is incorporated herein by reference to Exhibit 4.4 to the Form 8-K filed by the Company with the Commission on March 12, 2001.


                              Page 12 of 18 Pages

     Except as referred to above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7. Material to be Filed as Exhibits.

     1. Joint Filing Agreement, dated as of March 19, 2001, by and among the Reporting Entities.

     2. Agreement to Issue Warrant and Grant of Security Interest dated as of March 9, 2001, by and among WPV, Inc. and the Company (incorporated by reference to Exhibit 99.2 to Form 8-K of Scientific Learning Corporation filed with the Commission on March 12, 2001).

     3. Amended and Restated Registration Rights Agreement, dated as of December 30, 1998, among the Company, WPV and certain other shareholders of the Company (incorporated by reference to Exhibit 4.2 to Form 10-K of Scientific Learning Corporation for the fiscal year ended December 31, 1999 filed with the Commission on March 23, 2000).

     4. Amendment No. 1 to Amended and Restated Registration Rights Agreement, dated as of March 9, 2001 among the Company WPV and WPV, Inc. (incorporated by reference to Exhibit 4.4 to Form 8-K of Scientific Learning Corporation filed with the Commission on March 12, 2001).


                              Page 13 of 18 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 19, 2001                   WARBURG, PINCUS VENTURES, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By:   /s/ Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title: Partner


Dated: March 19, 2001                   WARBURG, PINCUS & CO.

                                        By:   /s/ Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title: Partner


Dated: March 19, 2001                   E.M. WARBURG, PINCUS & CO., LLC

                                        By:   /s/ Reuben S. Leibowitz
                                            ------------------------------
                                        Name:  Reuben S. Leibowitz
                                        Title: Member


                              Page 14 of 18 Pages

                                                                      SCHEDULE I
                                                                      ----------

     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and members of E.M. Warburg, Pincus & Co., LLC ("EMW LLC"). The sole general partner of Warburg, Pincus Ventures, L.P. ("WPV") is WP. WPV, WP, and EMW LLC are hereinafter collectively referred to as the "Reporting Entities". Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.

                             GENERAL PARTNERS OF WP
                             ----------------------

------------------------- ------------------------------------------------------
                                PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                   TO POSITION WITH WP, AND POSITIONS
          NAME                         WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Gregory Back              Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
David Barr                Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Harold Brown              Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Sean D. Carney            Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Timothy J. Curt           Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
W. Bowman Cutter          Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Cary J. Davis             Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Stephen Distler           Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Stewart K. P. Gross       Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Patrick T. Hackett        Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
William H. Janeway        Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Charles R. Kaye           Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Henry Kressel             Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Joseph P. Landy           Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Sidney Lapidus            Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Kewsong Lee               Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Jonathan S. Leff          Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Reuben S. Leibowitz       Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
David E. Libowitz         Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Nancy Martin              Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Edward J. McKinley        Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
James Neary               Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Howard H. Newman          Partner of WP; Member and Vice Chairman of EMW LLC
------------------------- ------------------------------------------------------
Gary D. Nusbaum           Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Dalip Pathak              Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Lionel I. Pincus          Managing Partner of WP; Managing Member, Chairman of
                          the Board and Chief Executive Officer of EMW LLC
------------------------- ------------------------------------------------------
John D. Santoleri         Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Steven G. Schneider       Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Barry Taylor              Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
John L. Vogelstein        Partner of WP; Member, and President of EMW LLC
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
David Wenstrup            Partner of WP; Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Pincus & Co.*
------------------------- ------------------------------------------------------
NL & Co.**
------------------------- ------------------------------------------------------

---------------------
* New York limited partnership; primary activity is ownership interest in WP and EMW LLC.
**   New York limited partnership; primary activity is ownership interest in WP.


                              Page 15 of 18 Pages

                               MEMBERS OF EMW LLC
                               ------------------

------------------------- ------------------------------------------------------
                                 PRESENT PRINCIPAL OCCUPATION IN ADDITION
                                 TO POSITION WITH EMW LLC, AND POSITIONS
            NAME                       WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Joel Ackerman             Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Gregory Back              Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
David Barr                Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Frank M. Brochin (1)      Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Harold Brown              Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Sean D. Carney            Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Timothy J. Curt           Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
W. Bowman Cutter          Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Cary J. Davis             Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Stephen Distler           Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Tetsuya Fukagawa (2)      Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Makoto Fukuhara (2)       Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Stewart K. P. Gross       Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Alf Grunwald (3)          Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Patrick T. Hackett        Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Jeffrey A. Harris         Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Sung-Jin Hwang (4)        Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Roberto Italia (5)        Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
William H. Janeway        Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Charles R. Kaye           Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Rajesh Khanna (6)         Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Henry Kressel             Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Rajiv B. Lall (6)         Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Joseph P. Landy           Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Sidney Lapidus            Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Kewsong Lee               Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Jonathan S. Leff          Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Reuben S. Leibowitz       Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
David E. Libowitz         Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Nicholas J. Lowcock (7)   Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
John W. MacIntosh (8)     Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Nancy Martin              Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Edward J. McKinley        Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Rodman W. Moorhead III    Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
James Neary               Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Howard H. Newman          Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Gary D. Nusbaum           Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Dalip Pathak              Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Lionel I. Pincus          Managing Member, Chairman of the Board and Chief
                          Executive Officer of EMW LLC; Managing Partner of WP

------------------------- ------------------------------------------------------
Pulak Chandan Prasad (6)  Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
John D. Santoleri         Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------


                              Page 16 of 18 Pages

                         ------------------------------

------------------------- ------------------------------------------------------
                               PRESENT PRINCIPAL OCCUPATION IN ADDITION
                               TO POSITION WITH EMW LLC, AND POSITIONS
          NAME                       WITH THE REPORTING ENTITIES
------------------------- ------------------------------------------------------
Steven G. Schneider       Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Melchior Stahl (3)        Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Chang Q. Sun (9)          Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Barry Taylor              Member and Managing Director of EMW LLC, Partner of WP
------------------------- ------------------------------------------------------
John L. Vogelstein        Member and President of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Elizabeth H. Weatherman   Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
David Wenstrup            Member and Managing Director of EMW LLC; Partner of WP
------------------------- ------------------------------------------------------
Jeremy S. Young (7)       Member and Managing Director of EMW LLC
------------------------- ------------------------------------------------------
Pincus & Co.*
------------------------- ------------------------------------------------------

(1)  Citizen of France
(2)  Citizen of Japan
(3)  Citizen of Germany
(4)  Citizen of Korea
(5)  Citizen of Italy
(6)  Citizen of India
(7)  Citizen of United Kingdom
(8)  Citizen of Canada
(9)  Citizen of China

* New York limited partnership; primary activity is ownership interest in WP and EMW LLC


                              Page 17 of 18 Pages

                                  Exhibit Index

Exhibit 1 Joint Filing Agreement, dated as of March 19, 2001, by and among the Reporting Entities.

Exhibit 2 Agreement to Issue Warrant and Grant Security Interest, dated as of March 19, 2001, by and among Scientific Learning Corporation (the "Company") and WPV, Inc. (incorporated by reference to
               Exhibit 99.2 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 12, 2001).

Exhibit 3 Amended and Restated Registration Rights Agreement, dated as of December 30, 1998, among the Company and the parties listed on Exhibit A thereto (the "Amended and Restated Registration Rights Agreement") (incorporated by reference to Exhibit 4.2 to the Company's Form 10-K for the fiscal year ended December 30, 1999 filed with the Securities and Exchange Commission on March 23, 2000).

Exhibit 4 Amendment No. 1 to the Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.4 to the Company's Form 8-K filed with the Securities and Exchange Commission on March 12, 2001).


                              Page 18 of 18 Pages